Exhibit 99.4

WEIBO CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ: WB and HKEX: 9898)

Ballot for Annual General Meeting (or any adjournment thereof)
at 5809-5810, Two International Finance Centre, 8th Finance Street, Central, Hong Kong on
May 20, 2025 at 2:00 p.m. (Hong Kong time)

I/We, ___________________________________________________________________________________________________________

Please Print Name(s)

of _____________________________________________________________________________________________________________________

Please Print Address(es)

the undersigned, being the registered holder(s) of _____________________ Class A ordinary shares (Note 1), par value US$0.00025 per share, of Weibo Corporation (the “Company”) and _____________________ Class B ordinary shares (Note 1), par value US$0.00025 per share, of the Company, hereby cast my/our vote as follows:

	PROPOSALS	FOR (Note 2)	AGAINST (Note 2)	ABSTAIN (Note 2)
1.

As an ordinary resolution:

THAT  Mr. Bo Liu shall be re-elected as a director of the Company at this annual general meeting and retain office until his retirement pursuant to the Company’s memorandum and articles of association.

		☐	☐	☐
2.

As an ordinary resolution:

THAT Ms. Hong Du shall be re-elected as a director of the Company at this annual general meeting and retain office until her retirement pursuant to the Company’s memorandum and articles of association.

		☐	☐	☐
3.

As an ordinary resolution:

THAT Mr. Pehong Chen shall be re-elected as a director of the Company at this annual general meeting and retain office until his retirement pursuant to the Company’s memorandum and articles of association.

		☐	☐	☐
4.

As an ordinary resolution:

THAT Mr. Yan Wang shall be re-elected as a director of the Company at this annual general meeting and retain office until his retirement pursuant to the Company’s memorandum and articles of association.

		☐	☐	☐

Dated _________________, 2025            Signature(s) (Note 3) ___________________________________

[1]	Please insert the number of or strike out the class of shares registered in your name(s) to which this ballot relates. If no number is inserted, this ballot will be deemed to relate to all the shares in the Company registered in your name(s).

[2]	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “ABSTAIN.”

[3]	This ballot must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be executed under the hand of an officer or attorney duly authorized to sign the same.